SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D
                            (Rule 13d-101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                          (Amendment No. 4)1

                  American Resources Offshore, Inc.

             (f/k/a American Resources of Delaware, Inc.)
                             (Name of Issuer)

                 Common Stock, par value $0.00001 per share
                      (Title of Class of Securities)

                                 029280104
                               (CUSIP Number)

                          David E. Schwartz, Esq.
                                 Secretary
                             TECO Energy, Inc.
                                 TECO Plaza
                         702 North Franklin Street
                            Tampa, Florida 33602
                               (813) 228-4111

                              with a copy to:
                           David R. Pokross, Jr.
                             Palmer & Dodge LLP
                             One Beacon Street
                             Boston, MA  02110
                               (617) 573-0100
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               June 16, 1999
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                      (Continued on following pages)

                            (Page 1 of 7 Pages)

_________________

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
Securities Exchange Act of 1934 (the Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  02926 U 30 8        13D              Page 2 of 7 pages




1.   NAME OF REPORTING PERSON
          TECO Oil & Gas, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                       (b)  / /
          Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                        / /

          Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

                                   7.   SOLE VOTING POWER

     Number of                                   0
     Shares
     Beneficially                  8.   SHARED VOTING POWER
     Owned By
     Each                                3,351,852
     Reporting
     Person                        9.   SOLE DISPOSITIVE POWER

                                                 0

                                   10.  SHARED DISPOSITIVE POWER

                                         3,351,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,351,852


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /
          Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.0%

14.  TYPE OF REPORTING PERSON

          CO



CUSIP No.  02926 U 30 8        13D              Page 3 of 7 pages




1.   NAME OF REPORTING PERSON
          TECO Energy, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                       (b)  / /
          Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                        / /

          Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

                                        7.   SOLE VOTING POWER

     Number of                                         0
     Shares
     Beneficially                       8.   SHARED VOTING POWER
     Owned By
     Each                                      3,351,852
     Reporting
     Person                             9.   SOLE DISPOSITIVE POWER

                                                      0

                                        10.  SHARED DISPOSITIVE POWER

                                              3,351,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          3,351,852


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /
          Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.0%

14.  TYPE OF REPORTING PERSON

          CO



CUSIP No.  02926 U 30 8        13D              Page 4 of 7 pages



     This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the Original Statement ) filed by TECO Oil & Gas, Inc. ( TOG ) and TECO Energy, Inc. ( TECO ) with the United States Securities and Exchange Commission (the SEC ) on October 8, 1998 as amended by Amendment Nos. 1, 2 and 3 to Schedule 13D filed by TOG and TECO with the SEC on January 4, 1999, January 14, 1999 and April 19, 1999, respectively. Except as set forth below, there are no changes to the information set forth in the Original Statement, as amended by Amendment Nos. 1, 2 and 3. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement, as amended by Amendment
Nos. 1, 2 and 3.

Item 3.   Source and Amount of Funds or Other Consideration.
     Item 3 is amended by replacing the text of such item with the following paragraph:

     As more fully described in Item 4 below, pursuant to the terms of the Warrant (as defined below), TOG possesses the right to purchase shares of ARD Common Stock. On June 16, 1999, TOG exercised its right under the
Warrant to purchase 2,004,693 shares of ARD Common Stock at a purchase price per share of $0.0001 and an aggregate purchase price of $200.47. The purchase price was funded with working capital and was paid to ARD by check. In the event that TOG chooses to exercise its rights under the Warrant to purchase additional shares of ARD Common Stock in the future, it expects to fund such purchases with working capital.

Item 4.   Purpose of Transaction.

     Item 4 is amended by inserting between the third and fourth paragraph the following paragraph:

     On June 16, 1999, TOG exercised its rights under the Warrant to purchase 2,004,693 shares of ARD Common Stock at a purchase price of $0.0001 per share, representing a partial exercise of the Warrant.

     Item 4 is further amended by replacing the last paragraph of such item with the following paragraph:

     TOG and TECO expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as ARD s business operations and prospects. Based on such evaluations, from time to time in the future, TOG may determine to purchase all or a portion of the remaining shares purchasable under the Warrant. Either TOG or TECO may acquire additional shares of ARD capital stock, and TOG may dispose of any shares of ARD Common Stock issued to TOG upon exercise of the Warrant in the open market, in privately negotiated transactions at varying prices or in accordance with any exercise of the Option.


CUSIP No.  02926 U 30 8        13D              Page 5 of 7 pages



Item 5.   Interest in Securities of Issuer.

     Item 5 is amended to read in its entirety as follows:
     (a) TOG beneficially owns approximately 3,351,852 shares of ARD Common Stock, consisting entirely of shares issued or issuable under the Warrant described in Item 4. The Warrant became exercisable on October 1, 1998 for (I) 600,000 shares, plus (ii) ten percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. The Warrant became exercisable on January 1, 1999 for an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised. Finally, the Warrant became exercisable on April 1, 1999 for an additional five percent of the shares of ARD Common Stock Outstanding on the date the Warrant is exercised.

          On June 16, 1999, TOG effected an initial, partial exercise of the Warrant. On such date, the Warrant was exercisable for 600,000 shares plus twenty percent of the shares of ARD Common Stock Outstanding on that date. Such additional twenty percent equaled 2,751,852 shares, based on 13,759,264 shares of ARD Common Stock Outstanding. According to information provided by ARD to the Reporting Persons, the ARD Common Stock Outstanding on June 16, 1999 consisted of (I) 10,261,074 shares of issued and outstanding ARD Common Stock plus (ii) 3,700,080 shares of ARD Common Stock issuable under all outstanding options and other rights to purchase ARD Common Stock, whether or not currently exercisable, less (iii) 201,890 shares of treasury stock. The aggregate total of 3,351,852 shares of ARD Common Stock beneficially owned by TOG on that date represented 25.0% of the ARD Common Stock issued and outstanding (but not including treasury stock) computed in accordance with Rule 13d-3 of the Act. On June 16, 1999, TOG exercised its right to purchase 2,004,693 of the shares purchasable at $0.0001 per share. Those 2,004,693 shares so purchased represented 14.6% of the ARD Common Stock Outstanding on such date. Consequently, under the Warrant, TOG continues to hold the right to purchase 600,000 shares at $2.67 per share plus 5.4% of the ARD Common Stock Outstanding on the date the Warrant is exercised at $0.001 per share.

          TECO may, by virtue of its ownership of the capital stock of TOG, be deemed to beneficially own the shares of ARD Common Stock beneficially owned by TOG.

     (b) TOG has voting and investment power over the shares purchased and purchasable by it under the Warrant; TECO may be deemed to beneficially own all such shares. TOG s voting and investment power are subject to the right of Hale to acquire such shares pursuant to the Option.

          On March 26, 1999, for $10.00, TOG granted the Option to Hale. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is by this reference incorporated herein. On June 16, 1999, TOG exercised a portion of the Warrant as described more fully in Items 3, 4 and 5(a).

     (d) Other than Hale s right under the Option to acquire the Warrant or shares issued following its exercise, neither TOG nor TECO, nor to the best of their knowledge any of the individuals named on Schedule I


CUSIP No.  02926 U 30 8        13D              Page 6 of 7 pages



attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of ARD Common Stock beneficially owned by TOG.

     (e)  Not applicable.


CUSIP No.  02926 U 30 8        13D              Page 7 of 7 pages



                                 SIGNATURE

     After reasonable inquiry and to the best of their knowledge and b e l ief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

                              June 16, 1999


                              TECO OIL & GAS, INC.


                              By:/s/ Royston K. Eustace
                                 Royston K. Eustace
                                 President

                              TECO ENERGY, INC.


                              By:/s/ Royston K. Eustace
                                 Royston K. Eustace
                                 Senior Vice President-Business
                                 Development